Exhibit 99.1

Ur-Energy Updates its Hauber Project with Bayswater Uranium

Denver, Colorado (Marketwire – January 11, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces Bayswater Uranium Corporation (TSX-V: BYU)(“Bayswater”) has completed a National Instrument 43-101 (“NI 43-101”) technical report for Ur-Energy’s wholly-owned subsidiary Hauber Project LLC (the “Hauber Project”).  Ur-Energy and Bayswater completed a venture agreement in December 2009 by which Bayswater, as an earn-in member of the venture, may earn a 75% interest in Hauber Project with the expenditure of US$1 million eligible exploration expenses over a four-year period as previously announced December 1, 2009.

Bayswater, as Manager of Hauber Project, commissioned Thomas C. Pool, P.E., of International Nuclear, Inc., based in Golden, Colorado, to complete an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project.  The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of eU3O8 (Indicated Resources) in 423,000 tons at an average grade of 0.17% eU3O8.  Bayswater will file the completed NI 43-101 technical report on www.sedar.com shortly.

The Company’s properties at the Hauber Project, in Crook County Wyoming, include 205 unpatented lode mining claims and one State of Wyoming Uranium Lease, for a combined total of approximately 5160 acres.  The identified uranium occurrences on the Hauber Project occur in the Lower Cretaceous Lakota and Fall River formations, and are along the trend of the nearby historic Hauber mine, operated by Homestake Mining from 1958 to 1966.  During that period, Homestake produced over 2.6 million pounds of U3O8 by underground mining methods.

As a part of its 2010 obligations under the venture agreement, Bayswater will drill at least two drill holes for the purpose of testing in situ recovery (ISR) amenability of the uranium mineralization.

Bill Boberg, President and CEO of Ur-Energy, stated, “We are pleased with the prompt completion by Bayswater of a NI 43-101 technical report on the Hauber Project properties.  We welcome this additional work on the Project to establish compliant resources, and we look forward to the drill program and other work planned by Bayswater during 2010.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor/Public Relations info@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., completion and timing of exploration programs at Hauber Project; risks associated with project development; or the need for additional financing) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.